March 4, 2016
Attention:    John Dana Brown, Esq., Attorney Advisor
                     Donald E. Field, Esq., Attorney-Advisor

Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:  Champion Industries, Inc.
  Definitive Proxy Statement on Schedule 14A
  Filed March 1, 2016
      File No. 000-21084

Gentlemen:

Reference is made to the letter from staff (“Staff”) signed by John Dana Brown, Esq. and dated and received yesterday, March 2, 2016, (the “Comment Letter”), with respect to the above-referenced Definitive Proxy Statement filed by Champion Industries, Inc. (the “Company”).

The Comment Letter contained one comment concerning page 65 of such Definitive Proxy Statement relating to proposal number four (4) to amend the Company’s Articles of Incorporation to authorize 2,500 Preferred Series A shares and the Company’s intention to issue such shares in connection with a conversion of a $2,500,000 note payable (“Proposal No. 4”).

As discussed with Donald E. Field, Esq., the Company is pulling from its proposed proxy statement both Proposal No. 4 and the proposal identified as proposal number one relating to a proposed reverse stock split and subsequent deregistration of the Company’s Class A Common Stock (the “Schedule 13E-3 Proposal”).  As also discussed, the Company is adding to its proposed proxy statement disclosure that effective March 1, 2016 the new President and CEO of the Company is Adam M. Reynolds and updating the stock ownership table to include his stock ownership information.

As a result, the Company intends to file a revised definitive annual proxy statement that will reflect the above changes but no other material changes, and intends to file it in EDGAR as a DEFR14A.  We understand from Staff that this will resolve Staff’s comment in the Comment Letter at this time.

That is, the Company’s revised definitive annual proxy statement will constitute a routine annual proxy statement for the Company’s upcoming annual meeting (on March 21, 2016).  It will address two typical and routine proposals for shareholder vote, namely the proposal to elect directors and the proposal for an advisory vote on executive compensation.  Thus, under applicable SEC Rules, a preliminary proxy is not required and the revised definitive annual proxy statement thus may be filed in EDGAR as a 14ADEFR.

Again, to be clear, Proposal No. 4 and the Schedule 13E-3 Proposal will not be presented to shareholders at the annual meeting. The Company instead plans to submit these two proposals to shareholders for a vote at a special meeting to be held later (at a date, time and location to be determined).

The Company and its counsel (Roger D. Hunter, Bowles Rice LLP) have informed Brian Pitko (Office of Mergers and Acquisitions) of this.  (Mr. Pitko and Perry Hindin of that Office had been reviewing the Schedule 13E-3 and Schedule 13E-3 Proposal disclosures contained in the above-referenced Definitive Proxy Statement.)

In connection with such subsequent special meeting of shareholders, the Company plans to file a new preliminary proxy statement relating to a shareholder vote on Proposal No. 4 and the Schedule 13E-3 Proposal.  In that regard, the Company likewise plans to amend its Schedule 13E-3 to reference pertinent disclosures in such new preliminary proxy filing once it is prepared.

As also discussed with Mr. Field, in preparing the subsequent preliminary proxy statement for such special shareholder meeting, the Company will address the specific comment set forth in the Comment Letter.

Finally, per your request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Commission’s request. If there are any questions regarding the foregoing, or if I can be of any assistance to the Commission, please feel free to contact me at (304) 691-5050.

Very truly yours,

/s/Justin T. Evans
Justin T. Evans, Senior Vice President
And Chief Financial Officer